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                              April 30, 2024

       Ruifeng Guo
       Chief Financial Officer
       Fly-E Group, Inc.
       136-40 39th Avenue
       Flushing, NY 11354

                                                        Re: Fly-E Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 22,
2024
                                                            File No. 333-276830

       Dear Ruifeng Guo:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       28

   1. Please update your disclosure as appropriate to reflect any recent developments that materially impact your
business, financial condition, and/or results of operations.
       Exhibits
       Amended and Restated Certificate of Incorporation of Fly-E Group, Inc., page II-3

   2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
revise your prospectus to disclose whether this provision applies to actions arising under the
Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act
creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder,
 Ruifeng Guo
Fly-E Group, Inc.
April 30, 2024
Page 2
      and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameRuifeng Guo
                                                            Division of
Corporation Finance
Comapany NameFly-E Group, Inc.
                                                            Office of
Manufacturing
April 30, 2024 Page 2
cc:       Richard Aftanas
FirstName LastName